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                              March 31, 2021

       Kathleen Oberg
       Chief Financial Officer
       Marriott International, Inc.
       10400 Fernwood Road
       Bethesda, MD 20817

                                                        Re: Marriott
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 18,
2021
                                                            File No. 001-13881

       Dear Ms. Oberg:

              We have reviewed your March 25, 2021 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 22, 2021 letter.

       Form 10-K for the Year Ended December 31, 2020

       Item 8. Financial Statements and Supplementary Data
       Report of Independent Registered Public Accounting Firm, page 41

   1. We note your response to our prior comment and are unable to agree that an amended filing is not
necessary. Please amend your 2020 10-K to correct the error in your auditor's report.
             You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
       Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.




                              Sincerely,
 Kathleen Oberg
Marriott International, Inc.
March 31, 2021
FirstName
Page 2     LastNameKathleen Oberg
Comapany NameMarriott International, Inc.
                                            Division of Corporation Finance
March 31, 2021 Page 2                       Office of Real Estate &
Construction
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